UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Monthly report of unconsolidated results of our banking operation in Colombia under Colombian Banking GAAP – September 2013 *

* The information, including the items, contained in this Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section and shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, except as otherwise expressly stated in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel

Monthly report of unconsolidated results of
our banking operation in Colombia
under Colombian Banking GAAP

September, 2013

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to oversight by the Superintendency of Finance. Grupo Aval is not a financial institution and it is not supervised or regulated as a financial institution in Colombia. Grupo Aval is not required to file individual, nor consolidated financial statements on a monthly basis.

These results are exclusively provided for informational purposes and contain the unconsolidated financial statements of our four Colombian banking subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas, together, the “Banks”) as reported to the Superintendency of Finance, and the combined financial statements of the unconsolidated results of our Banks, which reflect approximately 80% of the consolidated results of Grupo Aval.  These unconsolidated financial statements do not reflect the consolidation process of subsidiaries such as Corficolombiana, Porvenir or BAC Credomatic, are not intended to reflect the consolidated financial statements of Grupo Aval and are not necessarily indicative of the results for any other future interim period.

Even though, the information herein has not been audited, financial statements and other financial data included in this report is prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Tatiana Uribe Benninghoff
Vice-President of Financial Planning and Investor Relations
Tel.: +571 241 9700  x3297 / 3600
E-mail: turibe@grupoaval.com

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2013

BALANCE SHEET		As of		Growth (%)
(Ps. Millions)	Sep-12	Aug-13	Sep-13	Sep-13 Vs. Aug-13	Sep-13 Vs. Sep-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	7,206,601	6,224,393	4,977,164	(20.0)	(30.9)
Interbank and overnight funds	1,919,655	771,108	920,752	19.4	(52.0)
Total Cash and cash equivalents	9,126,256	6,995,501	5,897,917	(15.7)	(35.4)
INVESTMENT SECURITIES
Debt securities	11,007,653	12,847,282	13,147,473	2.3	19.4
Trading	1,806,123	3,384,673	3,333,600	(1.5)	84.6
Available for Sale	6,285,218	6,597,671	7,039,327	6.7	12.0
Held to maturity	2,916,313	2,864,938	2,774,546	(3.2)	(4.9)
Equity securities	7,765,866	9,607,906	9,655,420	0.5	24.3
Trading	33,704	38,530	38,644	0.3	14.7
Available for Sale	7,732,163	9,569,376	9,616,776	0.5	24.4
Allowance	(2,913)	(3,046)	(3,036)	(0.3)	4.2
Total investment securities, net	18,770,607	22,452,143	22,799,857	1.5	21.5
LOANS AND FINANCIAL LEASES
Commercial loans	38,872,802	43,075,189	43,697,910	1.4	12.4
Consumer loans	17,802,421	19,745,728	19,969,278	1.1	12.2
Microcredit	278,806	310,611	318,258	2.5	14.2
Mortgage loans	962,286	1,505,592	1,594,053	5.9	65.7
Financial leases	5,345,564	5,811,167	5,810,381	(0.0)	8.7
Allowance for loans and financial leases losses	(2,210,530)	(2,538,658)	(2,555,949)	0.7	15.6
Total loans and financial leases, net	61,051,349	67,909,629	68,833,931	1.4	12.7
Interest accrued on loans and financial leases	714,570	716,715	724,535	1.1	1.4
Allowance on Interest accrued on loans and financial leases	(75,051)	(83,001)	(82,543)	(0.6)	10.0
Interest accrued on loans and financial leases, net	639,518	633,714	641,992	1.3	0.4
Bankers' acceptances, spot transactions and derivatives	249,406	339,264	349,623	3.1	40.2
Accounts receivable, net	1,056,279	1,097,669	1,283,408	16.9	21.5
Property, plant and equipment, net	835,206	845,477	862,891	2.1	3.3
Operating leases, net	343,568	355,335	354,461	(0.2)	3.2
Foreclosed assets, net	71,024	58,768	60,798	3.5	(14.4)
Prepaid expenses and deferred charges	553,188	493,904	466,471	(5.6)	(15.7)
Goodwill, net	519,338	497,133	495,007	(0.4)	(4.7)
Other assets, net	796,789	1,013,188	1,040,089	2.7	30.5
Reappraisal of assets	1,899,199	2,029,726	2,092,043	3.1	10.2
Total assets	95,911,728	104,721,453	105,178,489	0.4	9.7
LIABILITIES
DEPOSITS
Checking accounts	14,189,817	13,961,501	13,907,568	(0.4)	(2.0)
Time deposits	17,919,569	19,258,133	18,159,066	(5.7)	1.3
Savings deposits	29,684,744	35,904,304	36,127,220	0.6	21.7
Other	619,719	563,504	621,380	10.3	0.3
Total deposits	62,413,849	69,687,442	68,815,233	(1.3)	10.3
Bankers' acceptances, spot transactions and derivatives	209,437	414,763	391,212	(5.7)	86.8
Interbank borrowings and overnight funds	3,021,733	2,331,366	3,587,594	53.9	18.7
Borrowings from banks and other	5,202,869	4,725,967	4,521,835	(4.3)	(13.1)
Accrued interest payable	251,872	229,501	230,684	0.5	(8.4)
Other accounts payable	2,136,745	1,961,611	2,149,291	9.6	0.6
Bonds	5,765,063	6,836,198	6,706,463	(1.9)	16.3
Estimated Liabilities	978,737	860,057	967,022	12.4	(1.2)
Other liabilities	788,126	874,774	876,940	0.2	11.3
Total liabilities	80,768,431	87,921,680	88,246,274	0.4	9.3
Total shareholders' equity	15,143,297	16,799,773	16,932,215	0.8	11.8
Total liabilities and shareholders' equity	95,911,728	104,721,453	105,178,489	0.4	9.7

GRUPO AVAL ACCIONES Y VALORES S.A.
COMBINED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2013

INCOME STATEMENT	YTD		Growth (%) Sep-13 Vs. Sep-12	Month		Growth (%) Sep-13 Vs. Aug-13
(Ps. Millions)	Sep-12	Sep-13		Aug-13	Sep-13
INTEREST INCOME
Interest on loans	4,815,835	5,073,674	5.4	559,741	562,124	0.4
Interest on investment securities	553,190	584,170	5.6	35,639	53,234	49.4
Interbank and overnight funds	100,374	93,237	(7.1)	8,392	9,454	12.6
Financial leases	412,614	449,158	8.9	48,027	47,841	(0.4)
Total Interest Income	5,882,013	6,200,240	5.4	651,799	672,653	3.2
INTEREST EXPENSE
Checking accounts	92,792	84,401	(9.0)	9,289	9,012	(3.0)
Time deposits	709,249	685,248	(3.4)	70,067	67,662	(3.4)
Saving deposits	825,752	786,685	(4.7)	87,393	89,430	2.3
Total interest expense on deposits	1,627,792	1,556,333	(4.4)	166,749	166,105	(0.4)
Borrowings from banks and others	161,201	108,017	(33.0)	10,938	11,013	0.7
Interbank and overnight funds (expenses)	80,947	51,471	(36.4)	6,404	7,214	12.6
Bonds	279,280	299,004	7.1	34,152	32,491	(4.9)
Total interest expense	2,149,220	2,014,825	(6.3)	218,243	216,822	(0.7)
Net Interest Income	3,732,793	4,185,415	12.1	433,556	455,830	5.1
Provisions for loan and financial lease losses, accrued interest and other, net	628,618	877,572	39.6	91,505	94,472	3.2
Recovery of charged-off assets	(104,593)	(110,325)	5.5	(13,565)	(11,634)	(14.2)
Provision for investment securities, foreclosed assets and other assets	19,542	25,714	31.6	4,550	4,368	(4.0)
Recovery of provisions for investments securities, foreclosed assets and other assets	(14,260)	(13,196)	(7.5)	(551)	(1,016)	84.5
Total provisions, net	529,306	779,765	47.3	81,940	86,190	5.2
Net interest income after provisions	3,203,487	3,405,650	6.3	351,616	369,640	5.1
FEES AND OTHER SERVICES INCOME
Commissions from banking services	679,089	734,800	8.2	85,493	89,569	4.8
Branch network services	21,284	22,317	4.9	2,629	2,539	(3.4)
Credit card merchant fees	112,991	138,372	22.5	15,631	15,998	2.3
Checking fees	54,232	49,519	(8.7)	5,633	5,222	(7.3)
Other	62,020	67,374	8.6	8,069	8,073	0.1
Total fees and other services income	929,616	1,012,381	8.9	117,454	121,401	3.4
Fees and other services expenses	252,061	273,086	8.3	30,231	30,370	0.5
Fees and other services income, net	677,555	739,295	9.1	87,224	91,031	4.4
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(96,765)	186,190	292.4	49,157	(35,349)	(171.9)
Gains (losses) on derivative operations, net	157,791	(62,567)	(139.7)	(37,897)	45,909	221.1
Gains on sales of investments in equity securities, net	(4)	-	100.0	-	-	N.A.
Dividend Income	694,218	860,385	23.9	60,232	233,282	287.3
Other	132,279	137,796	4.2	15,451	15,420	(0.2)
Total other operating income	887,520	1,121,805	26.4	86,943	259,262	198.2
Total operating income	4,768,561	5,266,750	10.4	525,783	719,933	36.9
OPERATING EXPENSES
Salaries and employee benefits	860,695	930,601	8.1	107,258	109,755	2.3
Bonus plan payments	25,448	27,199	6.9	2,275	2,258	(0.8)
Termination payments	4,308	4,489	4.2	626	403	(35.6)
Administrative and other expenses	1,308,283	1,523,258	16.4	179,341	175,343	(2.2)
Insurance on deposit, net	125,205	142,604	13.9	16,355	16,294	(0.4)
Charitable and other donation expenses	4,403	2,058	(53.3)	122	389	218.0
Depreciation	160,793	170,823	6.2	19,673	19,015	(3.3)
Goodwill amortization	17,181	18,364	6.9	2,126	2,126	0.0
Total operating expenses	2,506,315	2,819,395	12.5	327,777	325,583	(0.7)
Net operating income	2,262,246	2,447,355	8.2	198,006	394,350	99.2
NON-OPERATING INCOME (EXPENSE)
Other income	150,730	209,518	39.0	17,022	9,351	(45.1)
Other expenses	43,687	58,957	35.0	5,688	6,732	18.4
Non-operating income (expense), net	107,044	150,560	40.7	11,334	2,620	(76.9)
Income before income tax expense	2,369,290	2,597,915	9.6	209,340	396,970	89.6
Income tax expense	620,727	678,657	9.3	56,911	63,911	12.3
Net income	1,748,562	1,919,258	9.8	152,429	333,059	118.5

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Sep-12	Aug-13	Sep-13	Sep-13 Vs. Aug-13	Sep-13 Vs. Sep-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	4,407,621	3,331,368	2,292,098	(31.2)	(48.0)
Interbank and overnight funds	990,160	438,073	284,814	(35.0)	(71.2)
Total Cash and cash equivalents	5,397,781	3,769,441	2,576,912	(31.6)	(52.3)
INVESTMENT SECURITIES
Debt securities	5,418,014	5,533,423	5,725,311	3.5	5.7
Trading	390,122	1,365,816	1,418,651	3.9	263.6
Available for Sale	3,601,689	2,787,368	2,933,165	5.2	(18.6)
Held to maturity	1,426,203	1,380,240	1,373,495	(0.5)	(3.7)
Equity securities	6,122,852	7,528,243	7,533,878	0.1	23.0
Trading	-	-	-	N.A.	N.A.
Available for Sale	6,122,852	7,528,243	7,533,878	0.1	23.0
Allowance	(714)	(766)	(755)	(1.4)	5.9
Total investment securities, net	11,540,153	13,060,901	13,258,433	1.5	14.9
LOANS AND FINANCIAL LEASES
Commercial loans	22,516,415	25,865,134	26,207,648	1.3	16.4
Consumer loans	5,784,830	6,461,618	6,564,857	1.6	13.5
Microcredit	242,459	282,795	291,023	2.9	20.0
Mortgage loans	105,461	497,979	554,135	11.3	425.4
Financial leases	1,223,965	1,386,091	1,400,924	1.1	14.5
Allowance for loans and financial leases losses	(938,063)	(1,128,738)	(1,147,593)	1.7	22.3
Total loans and financial leases, net	28,935,067	33,364,878	33,870,994	1.5	17.1
Interest accrued on loans and financial leases	351,306	357,391	361,185	1.1	2.8
Allowance on Interest accrued on loans and financial leases	(38,852)	(44,968)	(45,135)	0.4	16.2
Interest accrued on loans and financial leases, net	312,454	312,423	316,050	1.2	1.2
Bankers' acceptances, spot transactions and derivatives	219,427	267,821	300,064	12.0	36.7
Accounts receivable, net	568,672	643,451	784,553	21.9	38.0
Property, plant and equipment, net	306,617	328,764	333,096	1.3	8.6
Operating leases, net	821	1,322	1,301	(1.6)	58.4
Foreclosed assets, net	28,033	19,022	19,761	3.9	(29.5)
Prepaid expenses and deferred charges	250,428	234,302	215,149	(8.2)	(14.1)
Goodwill, net	494,695	473,879	471,886	(0.4)	(4.6)
Other assets, net	312,514	432,158	432,121	(0.0)	38.3
Reappraisal of assets	1,007,523	1,065,916	1,102,304	3.4	9.4
Total assets	49,374,182	53,974,279	53,682,624	(0.5)	8.7
LIABILITIES
DEPOSITS
Checking accounts	8,309,124	7,819,274	7,785,560	(0.4)	(6.3)
Time deposits	10,608,058	11,699,742	10,940,595	(6.5)	3.1
Savings deposits	13,894,249	15,829,140	15,622,991	(1.3)	12.4
Other	253,696	289,888	317,851	9.6	25.3
Total deposits	33,065,127	35,638,043	34,666,997	(2.7)	4.8
Bankers' acceptances, spot transactions and derivatives	185,116	342,966	340,888	(0.6)	84.1
Interbank borrowings and overnight funds	1,309,051	1,397,579	2,051,779	46.8	56.7
Borrowings from banks and other	2,668,244	2,445,287	2,293,646	(6.2)	(14.0)
Accrued interest payable	117,759	101,776	120,790	18.7	2.6
Other accounts payable	1,039,889	860,943	1,054,262	22.5	1.4
Bonds	1,501,601	2,554,534	2,524,799	(1.2)	68.1
Estimated Liabilities	380,125	361,224	401,347	11.1	5.6
Other liabilities	263,483	331,026	327,459	(1.1)	24.3
Total liabilities	40,530,395	44,033,378	43,781,967	(0.6)	8.0
Total shareholders' equity	8,843,787	9,940,901	9,900,657	(0.4)	12.0
Total liabilities and shareholders' equity	49,374,182	53,974,279	53,682,624	(0.5)	8.7

BANCO DE BOGOTÁ
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2013

INCOME STATEMENT	YTD		Growth (%) Sep-13 Vs. Sep-12	Month		Growth (%) Sep-13 Vs. Aug-13
(Ps. Millions)	Sep-12	Sep-13		Aug-13	Sep-13
INTEREST INCOME
Interest on loans	2,210,160	2,350,304	6.3	259,562	261,262	0.7
Interest on investment securities	242,751	310,656	28.0	12,389	15,613	26.0
Interbank and overnight funds	47,790	47,702	(0.2)	5,255	4,948	(5.8)
Financial leases	82,622	101,014	22.3	10,844	11,011	1.5
Total Interest Income	2,583,323	2,809,676	8.8	288,050	292,835	1.7
INTEREST EXPENSE
Checking accounts	66,578	68,672	3.1	7,833	7,563	(3.5)
Time deposits	392,924	373,768	(4.9)	39,991	38,183	(4.5)
Saving deposits	387,317	372,482	(3.8)	37,907	39,607	4.5
Total interest expense on deposits	846,819	814,923	(3.8)	85,732	85,353	(0.4)
Borrowings from banks and others	66,228	50,151	(24.3)	5,234	5,369	2.6
Interbank and overnight funds (expenses)	34,730	19,519	(43.8)	3,766	4,255	13.0
Bonds	71,809	98,616	37.3	11,886	11,881	(0.0)
Total interest expense	1,019,586	983,208	(3.6)	106,618	106,859	0.2
Net Interest Income	1,563,737	1,826,468	16.8	181,432	185,976	2.5
Provisions for loan and financial lease losses, accrued interest and other, net	268,720	418,054	55.6	53,128	50,037	(5.8)
Recovery of charged-off assets	(32,051)	(43,434)	35.5	(5,568)	(4,559)	(18.1)
Provision for investment securities, foreclosed assets and other assets	9,070	12,306	35.7	3,264	1,111	(66.0)
Recovery of provisions for investments securities, foreclosed assets and other assets	(7,711)	(5,743)	(25.5)	(279)	(63)	(77.6)
Total provisions, net	238,028	381,182	60.1	50,545	46,526	(7.9)
Net interest income after provisions	1,325,708	1,445,286	9.0	130,888	139,450	6.5
FEES AND OTHER SERVICES INCOME
Commissions from banking services	389,545	419,049	7.6	51,209	47,125	(8.0)
Branch network services	21,194	22,227	4.9	2,619	2,529	(3.4)
Credit card merchant fees	42,406	52,059	22.8	6,034	6,088	0.9
Checking fees	29,032	25,847	(11.0)	3,112	2,558	(17.8)
Other	3,483	3,194	(8.3)	263	256	(2.7)
Total fees and other services income	485,661	522,375	7.6	63,236	58,555	(7.4)
Fees and other services expenses	100,249	98,950	(1.3)	10,326	9,940	(3.7)
Fees and other services income, net	385,412	423,425	9.9	52,910	48,615	(8.1)
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(103,264)	161,357	256.3	47,661	(34,080)	(171.5)
Gains (losses) on derivative operations, net	137,307	(59,404)	(143.3)	(37,354)	40,780	209.2
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	502,774	641,344	27.6	44,556	150,679	238.2
Other	2,210	2,069	(6.4)	240	230	(4.2)
Total other operating income	539,028	745,367	38.3	55,102	157,608	186.0
Total operating income	2,250,148	2,614,078	16.2	238,900	345,673	44.7
OPERATING EXPENSES
Salaries and employee benefits	345,874	398,738	15.3	46,500	47,630	2.4
Bonus plan payments	5,982	6,161	3.0	111	121	8.9
Termination payments	817	288	(64.7)	83	17	(79.8)
Administrative and other expenses	598,706	729,948	21.9	89,257	87,017	(2.5)
Insurance on deposit, net	60,630	69,892	15.3	7,974	7,846	(1.6)
Charitable and other donation expenses	1,387	72	(94.8)	-	-	N.A.
Depreciation	33,699	38,532	14.3	4,407	4,496	2.0
Goodwill amortization	16,104	17,214	6.9	1,994	1,994	0.0
Total operating expenses	1,063,198	1,260,845	18.6	150,325	149,120	(0.8)
Net operating income	1,186,950	1,353,233	14.0	88,575	196,553	121.9
NON-OPERATING INCOME (EXPENSE)
Other income	65,620	84,609	28.9	9,487	4,117	(56.6)
Other expenses	16,421	24,175	47.2	1,845	2,509	36.0
Non-operating income (expense), net	49,199	60,434	22.8	7,642	1,608	(79.0)
Income before income tax expense	1,236,149	1,413,667	14.4	96,217	198,161	106.0
Income tax expense	290,312	329,887	13.6	22,798	21,371	(6.3)
Net income	945,837	1,083,779	14.6	73,419	176,789	140.8

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Sep-12	Aug-13	Sep-13	Sep-13 Vs. Aug-13	Sep-13 Vs. Sep-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	1,250,042	1,366,175	1,295,235	(5.2)	3.6
Interbank and overnight funds	172,181	105,409	541,101	413.3	214.3
Total Cash and cash equivalents	1,422,223	1,471,584	1,836,335	24.8	29.1
INVESTMENT SECURITIES
Debt securities	2,100,001	2,975,045	2,914,656	(2.0)	38.8
Trading	789,429	1,265,140	1,209,472	(4.4)	53.2
Available for Sale	678,597	1,113,346	1,155,578	3.8	70.3
Held to maturity	631,975	596,558	549,607	(7.9)	(13.0)
Equity securities	1,153,669	1,520,629	1,555,490	2.3	34.8
Trading	-	-	-	N.A.	N.A.
Available for Sale	1,153,669	1,520,629	1,555,490	2.3	34.8
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	3,253,670	4,495,674	4,470,146	(0.6)	37.4
LOANS AND FINANCIAL LEASES
Commercial loans	8,994,919	9,911,895	10,019,363	1.1	11.4
Consumer loans	3,276,281	3,928,045	3,998,092	1.8	22.0
Microcredit	-	-	-	N.A.	N.A.
Mortgage loans	-	10,217	15,113	47.9	N.A.
Financial leases	3,811,294	4,134,547	4,127,657	(0.2)	8.3
Allowance for loans and financial leases losses	(596,203)	(673,724)	(674,882)	0.2	13.2
Total loans and financial leases, net	15,486,292	17,310,980	17,485,343	1.0	12.9
Interest accrued on loans and financial leases	159,410	167,622	172,535	2.9	8.2
Allowance on Interest accrued on loans and financial leases	(18,587)	(20,170)	(19,631)	(2.7)	5.6
Interest accrued on loans and financial leases, net	140,823	147,453	152,904	3.7	8.6
Bankers' acceptances, spot transactions and derivatives	28,905	68,905	46,930	(31.9)	62.4
Accounts receivable, net	366,328	377,049	396,787	5.2	8.3
Property, plant and equipment, net	277,530	255,465	269,627	5.5	(2.8)
Operating leases, net	342,362	353,607	352,757	(0.2)	3.0
Foreclosed assets, net	26,293	23,440	24,621	5.0	(6.4)
Prepaid expenses and deferred charges	134,445	136,886	132,915	(2.9)	(1.1)
Goodwill, net	24,644	23,254	23,121	(0.6)	(6.2)
Other assets, net	294,784	372,889	394,413	5.8	33.8
Reappraisal of assets	367,150	384,268	391,609	1.9	6.7
Total assets	22,165,449	25,421,452	25,977,507	2.2	17.2
LIABILITIES
DEPOSITS
Checking accounts	3,694,478	4,038,603	4,043,141	0.1	9.4
Time deposits	2,908,378	3,718,119	3,564,666	(4.1)	22.6
Savings deposits	6,090,215	8,080,177	8,259,416	2.2	35.6
Other	250,144	172,684	186,887	8.2	(25.3)
Total deposits	12,943,215	16,009,582	16,054,110	0.3	24.0
Bankers' acceptances, spot transactions and derivatives	24,011	68,944	47,472	(31.1)	97.7
Interbank borrowings and overnight funds	918,286	344,606	794,519	130.6	(13.5)
Borrowings from banks and other	1,802,113	2,019,313	1,966,422	(2.6)	9.1
Accrued interest payable	70,578	78,176	63,667	(18.6)	(9.8)
Other accounts payable	489,518	511,193	494,701	(3.2)	1.1
Bonds	2,312,087	2,577,493	2,577,493	-	11.5
Estimated Liabilities	213,927	166,380	198,422	19.3	(7.2)
Other liabilities	119,324	128,639	130,440	1.4	9.3
Total liabilities	18,893,059	21,904,327	22,327,246	1.9	18.2
Total shareholders' equity	3,272,390	3,517,126	3,650,261	3.8	11.5
Total liabilities and shareholders' equity	22,165,449	25,421,452	25,977,507	2.2	17.2

BANCO DE OCCIDENTE
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2013

INCOME STATEMENT	YTD		Growth (%) Sep-13 Vs. Sep-12	Month		Growth (%) Sep-13 Vs. Aug-13
(Ps. Millions)	Sep-12	Sep-13		Aug-13	Sep-13
INTEREST INCOME
Interest on loans	1,019,232	1,081,646	6.1	120,479	121,152	0.6
Interest on investment securities	104,398	65,862	(36.9)	8,406	17,832	112.1
Interbank and overnight funds	35,093	31,191	(11.1)	2,110	3,389	60.7
Financial leases	302,774	321,917	6.3	34,536	34,417	(0.3)
Total Interest Income	1,461,497	1,500,616	2.7	165,530	176,790	6.8
INTEREST EXPENSE
Checking accounts	6,738	7,700	14.3	887	904	1.9
Time deposits	121,090	153,267	26.6	15,358	14,821	(3.5)
Saving deposits	200,838	177,081	(11.8)	20,994	20,463	(2.5)
Total interest expense on deposits	328,667	338,048	2.9	37,239	36,188	(2.8)
Borrowings from banks and others	60,991	46,646	(23.5)	4,940	4,921	(0.4)
Interbank and overnight funds (expenses)	17,396	14,313	(17.7)	634	1,131	78.4
Bonds	120,681	119,250	(1.2)	13,709	12,482	(8.9)
Total interest expense	527,735	518,257	(1.8)	56,522	54,723	(3.2)
Net Interest Income	933,762	982,359	5.2	109,008	122,068	12.0
Provisions for loan and financial lease losses, accrued interest and other, net	195,070	266,110	36.4	27,626	27,202	(1.5)
Recovery of charged-off assets	(41,424)	(38,545)	(6.9)	(5,046)	(3,487)	(30.9)
Provision for investment securities, foreclosed assets and other assets	6,215	7,177	15.5	796	804	1.1
Recovery of provisions for investments securities, foreclosed assets and other assets	(3,250)	(4,858)	49.5	(79)	(691)	769.0
Total provisions, net	156,611	229,884	46.8	23,296	23,829	2.3
Net interest income after provisions	777,151	752,475	(3.2)	85,712	98,239	14.6
FEES AND OTHER SERVICES INCOME
Commissions from banking services	122,141	135,877	11.2	15,264	21,007	37.6
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	57,020	70,081	22.9	7,818	8,030	2.7
Checking fees	16,538	15,558	(5.9)	1,708	1,694	(0.8)
Other	23,777	23,266	(2.1)	2,667	2,467	(7.5)
Total fees and other services income	219,475	244,783	11.5	27,458	33,198	20.9
Fees and other services expenses	87,039	96,758	11.2	11,352	11,772	3.7
Fees and other services income, net	132,436	148,025	11.8	16,106	21,426	33.0
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	7,479	21,481	187.2	806	(981)	(221.7)
Gains (losses) on derivative operations, net	19,272	(2,469)	(112.8)	(348)	4,934	N.A.
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	145,763	172,201	18.1	15,676	63,472	304.9
Other	129,031	134,531	4.3	15,079	15,052	(0.2)
Total other operating income	301,545	325,744	8.0	31,213	82,477	164.2
Total operating income	1,211,132	1,226,244	1.2	133,031	202,141	52.0
OPERATING EXPENSES
Salaries and employee benefits	227,355	239,754	5.5	26,694	27,187	1.8
Bonus plan payments	15,686	17,156	9.4	2,003	1,970	(1.7)
Termination payments	3,009	3,404	13.1	506	386	(23.7)
Administrative and other expenses	298,183	342,316	14.8	39,174	39,243	0.2
Insurance on deposit, net	28,756	34,267	19.2	3,970	3,977	0.2
Charitable and other donation expenses	1,429	542	(62.0)	3	270	N.A.
Depreciation	96,164	102,020	6.1	11,904	11,197	(5.9)
Goodwill amortization	1,077	1,150	6.8	133	133	(0.0)
Total operating expenses	671,660	740,610	10.3	84,387	84,362	(0.0)
Net operating income	539,472	485,634	(10.0)	48,644	117,779	142.1
NON-OPERATING INCOME (EXPENSE)
Other income	20,538	24,513	19.4	1,155	2,425	109.9
Other expenses	13,197	15,276	15.8	1,611	2,119	31.5
Non-operating income (expense), net	7,341	9,237	25.8	(456)	305	167.0
Income before income tax expense	546,813	494,871	(9.5)	48,188	118,085	145.0
Income tax expense	148,326	116,501	(21.5)	11,376	18,740	64.7
Net income	398,487	378,370	(5.0)	36,812	99,345	169.9

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Sep-12	Aug-13	Sep-13	Sep-13 Vs. Aug-13	Sep-13 Vs. Sep-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	996,931	996,786	891,564	(10.6)	(10.6)
Interbank and overnight funds	476,773	205,674	65,732	(68.0)	(86.2)
Total Cash and cash equivalents	1,473,705	1,202,460	957,297	(20.4)	(35.0)
INVESTMENT SECURITIES
Debt securities	1,661,123	2,105,883	2,265,966	7.6	36.4
Trading	197,079	212,902	221,037	3.8	12.2
Available for Sale	938,940	1,326,335	1,512,764	14.1	61.1
Held to maturity	525,105	566,647	532,165	(6.1)	1.3
Equity securities	477,618	547,266	554,284	1.3	16.1
Trading	33,533	38,530	38,644	0.3	15.2
Available for Sale	444,086	508,736	515,640	1.4	16.1
Allowance	-	-	-	N.A.	N.A.
Total investment securities, net	2,138,741	2,653,149	2,820,250	6.3	31.9
LOANS AND FINANCIAL LEASES
Commercial loans	5,191,198	4,808,249	4,949,837	2.9	(4.6)
Consumer loans	6,033,445	6,426,688	6,442,164	0.2	6.8
Microcredit	16,193	14,010	14,006	(0.0)	(13.5)
Mortgage loans	88,958	90,369	90,934	0.6	2.2
Financial leases	310,305	290,529	281,801	(3.0)	(9.2)
Allowance for loans and financial leases losses	(427,070)	(456,771)	(451,049)	(1.3)	5.6
Total loans and financial leases, net	11,213,028	11,173,075	11,327,693	1.4	1.0
Interest accrued on loans and financial leases	132,384	118,609	117,213	(1.2)	(11.5)
Allowance on Interest accrued on loans and financial leases	(9,743)	(8,736)	(8,514)	(2.5)	(12.6)
Interest accrued on loans and financial leases, net	122,641	109,872	108,699	(1.1)	(11.4)
Bankers' acceptances, spot transactions and derivatives	336	2,538	2,629	3.6	682.2
Accounts receivable, net	84,188	40,707	63,225	55.3	(24.9)
Property, plant and equipment, net	139,386	157,359	157,256	(0.1)	12.8
Operating leases, net	384	406	404	(0.5)	5.2
Foreclosed assets, net	11,047	11,657	11,908	2.2	7.8
Prepaid expenses and deferred charges	117,175	78,524	77,234	(1.6)	(34.1)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	136,129	139,306	142,699	2.4	4.8
Reappraisal of assets	353,072	360,483	378,514	5.0	7.2
Total assets	15,789,833	15,929,536	16,047,807	0.7	1.6
LIABILITIES
DEPOSITS
Checking accounts	1,615,881	1,411,708	1,423,839	0.9	(11.9)
Time deposits	2,070,163	1,427,678	1,275,126	(10.7)	(38.4)
Savings deposits	6,265,873	7,829,882	8,090,230	3.3	29.1
Other	82,977	64,219	82,269	28.1	(0.9)
Total deposits	10,034,894	10,733,487	10,871,463	1.3	8.3
Bankers' acceptances, spot transactions and derivatives	310	2,528	2,675	5.8	764.1
Interbank borrowings and overnight funds	10,803	6,580	-	(100.0)	(100.0)
Borrowings from banks and other	645,713	186,150	183,516	(1.4)	(71.6)
Accrued interest payable	36,305	27,568	24,042	(12.8)	(33.8)
Other accounts payable	458,632	428,928	490,024	14.2	6.8
Bonds	1,951,375	1,704,171	1,604,171	(5.9)	(17.8)
Estimated Liabilities	288,001	224,643	245,072	9.1	(14.9)
Other liabilities	356,389	365,012	369,254	1.2	3.6
Total liabilities	13,782,422	13,679,068	13,790,216	0.8	0.1
Total shareholders' equity	2,007,411	2,250,468	2,257,590	0.3	12.5
Total liabilities and shareholders' equity	15,789,833	15,929,536	16,047,807	0.7	1.6

BANCO POPULAR
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2013

INCOME STATEMENT	YTD		Growth (%) Sep-13 Vs. Sep-12	Month		Growth (%) Sep-13 Vs. Aug-13
(Ps. Millions)	Sep-12	Sep-13		Aug-13	Sep-13
INTEREST INCOME
Interest on loans	1,048,304	1,055,620	0.7	114,223	113,829	(0.3)
Interest on investment securities	107,123	74,838	(30.1)	8,012	9,174	14.5
Interbank and overnight funds	12,215	10,861	(11.1)	927	946	2.0
Financial leases	27,218	26,228	(3.6)	2,647	2,413	(8.8)
Total Interest Income	1,194,860	1,167,547	(2.3)	125,808	126,362	0.4
INTEREST EXPENSE
Checking accounts	17,981	6,301	(65.0)	376	373	(0.8)
Time deposits	98,896	70,851	(28.4)	5,909	5,933	0.4
Saving deposits	173,804	173,593	(0.1)	21,335	22,144	3.8
Total interest expense on deposits	290,681	250,745	(13.7)	27,620	28,450	3.0
Borrowings from banks and others	28,420	8,045	(71.7)	450	428	(4.8)
Interbank and overnight funds (expenses)	7,575	2,892	(61.8)	358	150	(58.2)
Bonds	86,789	81,138	(6.5)	8,556	8,128	(5.0)
Total interest expense	413,465	342,820	(17.1)	36,984	37,155	0.5
Net Interest Income	781,394	824,727	5.5	88,824	89,206	0.4
Provisions for loan and financial lease losses, accrued interest and other, net	83,226	71,375	(14.2)	2,614	7,714	195.1
Recovery of charged-off assets	(11,222)	(10,893)	(2.9)	(1,030)	(1,438)	39.7
Provision for investment securities, foreclosed assets and other assets	2,784	4,469	60.5	217	2,165	897.5
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,317)	(749)	(43.2)	(58)	(42)	(28.1)
Total provisions, net	73,471	64,203	(12.6)	1,744	8,399	381.7
Net interest income after provisions	707,923	760,524	7.4	87,081	80,807	(7.2)
FEES AND OTHER SERVICES INCOME
Commissions from banking services	57,717	66,182	14.7	6,859	8,594	25.3
Branch network services	90	90	-	10	10	-
Credit card merchant fees	4,204	4,715	12.1	494	512	3.6
Checking fees	2,788	2,466	(11.5)	257	259	0.7
Other	7,585	6,451	(15.0)	1,166	685	(41.2)
Total fees and other services income	72,383	79,903	10.4	8,786	10,059	14.5
Fees and other services expenses	23,822	28,608	20.1	2,969	3,023	1.8
Fees and other services income, net	48,561	51,295	5.6	5,817	7,036	21.0
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(483)	2,203	555.9	487	(201)	(141.3)
Gains (losses) on derivative operations, net	52	(198)	(483.5)	(88)	38	143.7
Gains on sales of investments in equity securities, net	(4)	-	100.0	-	-	N.A.
Dividend Income	42,426	42,156	(0.6)	-	19,131	N.A.
Other	1,017	1,193	17.2	132	138	4.7
Total other operating income	43,009	45,353	5.5	531	19,107	N.A.
Total operating income	799,492	857,173	7.2	93,428	106,950	14.5
OPERATING EXPENSES
Salaries and employee benefits	176,105	176,558	0.3	20,734	21,633	4.3
Bonus plan payments	2,743	2,760	0.6	158	150	(4.9)
Termination payments	157	414	163.4	5	-	(100.0)
Administrative and other expenses	218,938	243,140	11.1	27,470	26,505	(3.5)
Insurance on deposit, net	21,832	22,715	4.0	2,593	2,674	3.1
Charitable and other donation expenses	1,028	1,075	4.5	119	119	-
Depreciation	14,907	16,338	9.6	1,862	1,855	(0.4)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	435,711	462,999	6.3	52,941	52,937	(0.0)
Net operating income	363,781	394,174	8.4	40,487	54,013	33.4
NON-OPERATING INCOME (EXPENSE)
Other income	49,130	88,984	81.1	2,491	1,330	(46.6)
Other expenses	8,549	11,142	30.3	1,584	1,273	(19.7)
Non-operating income (expense), net	40,581	77,842	91.8	907	57	(93.7)
Income before income tax expense	404,362	472,016	16.7	41,395	54,071	30.6
Income tax expense	127,231	154,947	21.8	14,965	12,960	(13.4)
Net income	277,131	317,069	14.4	26,430	41,111	55.5

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2013

BALANCE SHEET	As of			Growth (%)
(Ps. Millions)	Sep-12	Aug-13	Sep-13	Sep-13 Vs. Aug-13	Sep-13 Vs. Sep-12
ASSETS
CASH AND CASH EQUIVALENTS
Cash and due from banks	552,006	530,065	498,267	(6.0)	(9.7)
Interbank and overnight funds	280,542	21,953	29,105	32.6	(89.6)
Total Cash and cash equivalents	832,548	552,017	527,373	(4.5)	(36.7)
INVESTMENT SECURITIES
Debt securities	1,828,516	2,232,931	2,241,540	0.4	22.6
Trading	429,493	540,816	484,440	(10.4)	12.8
Available for Sale	1,065,992	1,370,622	1,437,821	4.9	34.9
Held to maturity	333,031	321,493	319,279	(0.7)	(4.1)
Equity securities	11,727	11,768	11,768	-	0.4
Trading	171	-	-	N.A.	(100.0)
Available for Sale	11,556	11,768	11,768	-	1.8
Allowance	(2,199)	(2,280)	(2,280)	0.0	3.7
Total investment securities, net	1,838,043	2,242,420	2,251,028	0.4	22.5
LOANS AND FINANCIAL LEASES
Commercial loans	2,170,270	2,489,911	2,521,062	1.3	16.2
Consumer loans	2,707,865	2,929,377	2,964,164	1.2	9.5
Microcredit	20,153	13,806	13,229	(4.2)	(34.4)
Mortgage loans	767,867	907,027	933,871	3.0	21.6
Financial leases	-	-	-	N.A.	N.A.
Allowance for loans and financial leases losses	(249,192)	(279,426)	(282,425)	1.1	13.3
Total loans and financial leases, net	5,416,963	6,060,696	6,149,902	1.5	13.5
Interest accrued on loans and financial leases	71,470	73,093	73,603	0.7	3.0
Allowance on Interest accrued on loans and financial leases	(7,870)	(9,127)	(9,264)	1.5	17.7
Interest accrued on loans and financial leases, net	63,599	63,967	64,340	0.6	1.2
Bankers' acceptances, spot transactions and derivatives	739	0	-	(100.0)	(100.0)
Accounts receivable, net	37,092	36,461	38,844	6.5	4.7
Property, plant and equipment, net	111,673	103,888	102,912	(0.9)	(7.8)
Operating leases, net	-	-	-	N.A.	N.A.
Foreclosed assets, net	5,651	4,650	4,508	(3.0)	(20.2)
Prepaid expenses and deferred charges	51,140	44,193	41,173	(6.8)	(19.5)
Goodwill, net	-	-	-	N.A.	N.A.
Other assets, net	53,362	68,836	70,857	2.9	32.8
Reappraisal of assets	171,454	219,059	219,616	0.3	28.1
Total assets	8,582,264	9,396,185	9,470,551	0.8	10.4
LIABILITIES
DEPOSITS
Checking accounts	570,335	691,916	655,027	(5.3)	14.8
Time deposits	2,332,970	2,412,595	2,378,679	(1.4)	2.0
Savings deposits	3,434,407	4,165,104	4,154,582	(0.3)	21.0
Other	32,901	36,713	34,374	(6.4)	4.5
Total deposits	6,370,613	7,306,329	7,222,663	(1.1)	13.4
Bankers' acceptances, spot transactions and derivatives	-	324	177	(45.3)	N.A.
Interbank borrowings and overnight funds	783,593	582,601	741,295	27.2	(5.4)
Borrowings from banks and other	86,799	75,217	78,251	4.0	(9.8)
Accrued interest payable	27,229	21,981	22,185	0.9	(18.5)
Other accounts payable	148,706	160,546	110,304	(31.3)	(25.8)
Bonds	-	-	-	N.A.	N.A.
Estimated Liabilities	96,684	107,811	122,181	13.3	26.4
Other liabilities	48,929	50,098	49,788	(0.6)	1.8
Total liabilities	7,562,554	8,304,907	8,346,844	0.5	10.4
Total shareholders' equity	1,019,709	1,091,278	1,123,707	3.0	10.2
Total liabilities and shareholders' equity	8,582,264	9,396,185	9,470,551	0.8	10.4

BANCO AV VILLAS
UNCONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER, 2013

INCOME STATEMENT	YTD		Growth (%) Sep-13 Vs. Sep-12	Month		Growth (%) Sep-13 Vs. Aug-13
(Ps. Millions)	Sep-12	Sep-13		Aug-13	Sep-13
INTEREST INCOME
Interest on loans	538,139	586,104	8.9	65,477	65,881	0.6
Interest on investment securities	98,918	132,814	34.3	6,833	10,615	55.4
Interbank and overnight funds	5,276	3,484	(34.0)	101	171	69.4
Financial leases	-	-	N.A.	-	-	N.A.
Total Interest Income	642,333	722,401	12.5	72,410	76,666	5.9
INTEREST EXPENSE
Checking accounts	1,495	1,728	15.6	193	173	(10.5)
Time deposits	96,338	87,361	(9.3)	8,809	8,725	(1.0)
Saving deposits	63,792	63,529	(0.4)	7,157	7,216	0.8
Total interest expense on deposits	161,626	152,618	(5.6)	16,158	16,114	(0.3)
Borrowings from banks and others	5,561	3,176	(42.9)	314	294	(6.3)
Interbank and overnight funds (expenses)	21,246	14,747	(30.6)	1,646	1,678	1.9
Bonds	-	-	N.A.	-	-	N.A.
Total interest expense	188,433	170,541	(9.5)	18,119	18,086	(0.2)
Net Interest Income	453,901	551,861	21.6	54,291	58,580	7.9
Provisions for loan and financial lease losses, accrued interest and other, net	81,601	122,033	49.5	8,137	9,519	17.0
Recovery of charged-off assets	(19,896)	(17,453)	(12.3)	(1,920)	(2,150)	11.9
Provision for investment securities, foreclosed assets and other assets	1,473	1,762	19.6	273	288	5.3
Recovery of provisions for investments securities, foreclosed assets and other assets	(1,982)	(1,846)	(6.9)	(135)	(221)	64.5
Total provisions, net	61,195	104,497	70.8	6,355	7,436	17.0
Net interest income after provisions	392,705	447,364	13.9	47,936	51,144	6.7
FEES AND OTHER SERVICES INCOME
Commissions from banking services	109,686	113,692	3.7	12,161	12,843	5.6
Branch network services	-	-	N.A.	-	-	N.A.
Credit card merchant fees	9,361	11,518	23.0	1,285	1,368	6.5
Checking fees	5,874	5,648	(3.9)	557	711	27.8
Other	27,176	34,463	26.8	3,973	4,666	17.4
Total fees and other services income	152,097	165,320	8.7	17,975	19,588	9.0
Fees and other services expenses	40,951	48,770	19.1	5,584	5,633	0.9
Fees and other services income, net	111,146	116,550	4.9	12,391	13,955	12.6
OTHER OPERATING INCOME
Foreign exchange (losses) gains, net	(496)	1,149	331.4	204	(87)	(142.8)
Gains (losses) on derivative operations, net	1,161	(496)	(142.7)	(107)	158	247.9
Gains on sales of investments in equity securities, net	-	-	N.A.	-	-	N.A.
Dividend Income	3,255	4,685	43.9	-	-	N.A.
Other	20	3	(84.7)	-	-	N.A.
Total other operating income	3,939	5,341	35.6	98	70	(27.9)
Total operating income	507,790	569,255	12.1	60,424	65,170	7.9
OPERATING EXPENSES
Salaries and employee benefits	111,359	115,551	3.8	13,331	13,305	(0.2)
Bonus plan payments	1,037	1,122	8.2	3	17	436.4
Termination payments	325	383	17.6	32	0	(100.0)
Administrative and other expenses	192,456	207,854	8.0	23,441	22,578	(3.7)
Insurance on deposit, net	13,987	15,730	12.5	1,817	1,797	(1.1)
Charitable and other donation expenses	559	369	(34.0)	-	-	N.A.
Depreciation	16,022	13,933	(13.0)	1,501	1,467	(2.2)
Goodwill amortization	-	-	N.A.	-	-	N.A.
Total operating expenses	335,746	354,941	5.7	40,124	39,165	(2.4)
Net operating income	172,044	214,314	24.6	20,300	26,005	28.1
NON-OPERATING INCOME (EXPENSE)
Other income	15,443	11,411	(26.1)	3,888	1,480	(61.9)
Other expenses	5,520	8,363	51.5	648	831	28.3
Non-operating income (expense), net	9,923	3,048	(69.3)	3,240	649	(80.0)
Income before income tax expense	181,966	217,362	19.5	23,540	26,654	13.2
Income tax expense	54,858	77,321	40.9	7,772	10,840	39.5
Net income	127,108	140,040	10.2	15,768	15,814	0.3